02041189

NO ACT
P.E 6-27-02
333-14194

DC

Act 33
Section 3(a)(9)
Rule
Public Availability 6-27-02

June 27, 2002

RESPONSE OF THE OFFICE OF INTERNATIONAL CORPORATE FINANCE
DIVISION OF CORPORATION FINANCE

Re: Grupo TMM, S.A. de C.V. ("Grupo TMM")
Incoming letter dated June 27, 2002

Based on the facts presented and policy considerations, but without necessarily agreeing with your views, the Division will not recommend any enforcement action to the Commission if Grupo TMM, in reliance upon your opinion that registration is not required, undertakes the proposed transaction, defined in your letter as the "Reclassification and Exchange," without compliance with the registration requirements under the Securities Act of 1933.

This position is based on the representations made in your letter to the Division. Any different facts or conditions might require a different conclusion. Moreover, this letter expresses the Division's position on enforcement action only and does not express a legal conclusion on the questions presented.

P

Sincerely,

Elliot B. Staffin
Special Counsel

CRGA

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2002

Jeffrey N. Ostrager
Curtis, Mallet-Prevost, Colt & Mosle LLP
101 Park Avenue
New York, New York 10178-0061

Re: Grupo TMM, S.A. de C.V.

Dear Mr. Ostrager:

In regard to your letter of June 27, 2002, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paul M. Dudek
Chief
Office of International
Corporate Finance

CURTIS, MALLET-PREVOST, COLT & MOSLE LLP

ATTORNEYS AND COUNSELLORS AT LAW
101 PARK AVENUE
NEW YORK, NEW YORK 10178-0061

FRANKFURT MUSCAT
HOUSTON NEWARK
LONDON PARIS
MEXICO CITY STAMFORD
MILAN WASHINGTON

TELEPHONE 212-696-6000
FACSIMILE 212-697-1559
VOICE MAIL 212-696-6028
E-MAIL INFO@CM-P.COM
INTERNET WWW.CM-P.COM

WRITER'S DIRECT:
TELEPHONE 212-696-6918
E-MAIL JOSTRAGER@CM-P.COM

June 27, 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W. – Mail Stop 3-2
Washington, D.C. 20549
Attn: Mr. Paul Dudek

Re: Grupo TMM, S.A. de C.V.
Commission File No. 1-11157

Ladies and Gentlemen:

We are writing on behalf of our client, Grupo TMM, S.A de C.V., a *sociedad anónima de capital variable* (a variable capital corporation) organized under the laws of Mexico ("Grupo TMM" or the "Company"), to request the concurrence of the staff of the Office of Chief Counsel, Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Staff would not recommend enforcement action if Grupo TMM proceeds with the transaction defined below as the "Reclassification and Exchange" without registration under the Securities Act of 1933, as amended (the "Securities Act"), in reliance on the exemption provided by Section 3(a)(9) of the Securities Act.

Background

Grupo TMM is the largest logistics and transportation company in Mexico. It offers an integrated regional network of rail and road transportation services, port management, freight distribution, specialized maritime operations and logistics services.

Grupo TMM is a foreign private issuer and is subject to information and reporting requirements under Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Grupo TMM's Series A Shares and Series L Shares trade on the *Bolsa Mexicana de Valores, S.A. de C.V.* (the "Mexican Stock Exchange"). In addition, Grupo TMM's Series A CPOs (as hereinafter defined) trade on the New York Stock Exchange in the form of Series A CPO American Depositary Shares ("Series A ADSs"), each representing one Series A CPO, and the Series L Shares trade on the New York Stock Exchange in the form of Series L Share ADSs ("Series L ADSs"), each representing one Series L Share. Grupo TMM is the successor registrant to Transportación Marítima Mexicana, S.A. de C.V. ("TMM"), as a result of a merger of TMM with and into Grupo TMM. The merger was effected on

December 26, 2001 pursuant to a Registration Statement on Form F-4 (Registration Statement No. 333-8322). References herein to Grupo TMM include, as appropriate, its predecessor, TMM.

The Company wishes to increase the liquidity of its shares in the public markets and to simplify its corporate structure by establishing one class of voting shares. Currently, the Company has two classes of shares – A and L. The Company will ask its Shareholders to approve the reclassification of its Series L Shares into Series A Shares (the "Reclassification"). If the Reclassification is approved, the Series L Shares will cease to have any rights other than the right to be exchanged for Series A Shares. Following the Reclassification, the Company will deliver or cause to be delivered (i) to its holders of Series L Shares, (A) one Series A Share in exchange for each Series L Share surrendered by a Mexican holder, and (B) one Series A CPO for each Series L Share surrendered by a non-Mexican holder, and (ii) to its holders of Series L ADSs, one Series A ADSs in exchange for each Series L ADS surrendered (the "Exchange", and together with the Reclassification, the "Reclassification and Exchange"). The Series A and L Shares trade at almost identical prices on both the New York and Mexican Stock Exchanges which indicates that the markets do not distinguish between the classes of the Company's shares or do not consider the differences between them to be of any significance. Furthermore, Mexico's National Banking and Securities Commission *(Comisión Nacional Bancaria y de Valores)* ("CNBV") has been encouraging Mexican corporations to have only one class of shares and a number of Mexican companies have already changed their capital structure to accomplish this.

Under Mexican foreign investment legislation, foreign ownership of the voting stock of Grupo TMM is limited because of the nature of the businesses in which Grupo TMM is engaged. Under provisions of its current corporate charter *(estatutos)* adopted to ensure compliance with these restrictions, the Series A Shares may not be directly owned by non-Mexican investors. The restrictions on foreign ownership in Grupo TMM's charter are typical of many Mexican corporations, because many corporations are subject to limitations under Mexican legislation on the ownership by non-Mexican investors of more than a specified percentage of the corporation's voting stock. The percentage varies depending on the economic sector in which the corporation does business. Mexican corporations' charters generally implement this restriction on foreign investment by establishing a class of voting common stock that may be owned only by Mexican investors, usually designated as Series A shares. Mexican law permits up to 25% of the Company's shares to be held directly by non-Mexicans, provided such shares have limited voting rights which the Company's Series L shares have, as described below.

<u>Capital Structure of Grupo TMM</u>

Series A Shares

Grupo TMM's Series A Shares are common, full voting shares of capital stock, without par value. The holders of the Series A Shares are entitled to elect 12 of the Company's 14 directors and their corresponding alternates and to cast one vote per share at each Shareholders' meeting. For the reasons described above, Grupo TMM's Series A Shares may not be held directly by non-Mexicans. However, non-Mexicans may hold Series A Shares in the form of CPOs.

Grupo TMM initially contributed one hundred of its Series A Shares to the Neutral Foreign Investment Master Trust *(Fideicomiso Maestro de Inversión Neutra)* (the "CPO Trust") established with a 30-year term by Nacional Financiera S.N.C. (the "CPO Trustee") on November 24, 1989, on the initiative of the Mexican government to provide a mechanism under which non-Mexican investors could own listed common stock that is subject to the prohibition on foreign ownership. Pursuant to the agreement that established the CPO Trust, the CPO Trustee holds Series A shares of Mexican companies and issues receipts called ordinary participation certificates *(certificados de participación ordinarios no amortizables)* ("CPOs") that correspond to such shares.

Pursuant to the terms of the agreement that established the CPO Trust, the CPO Trust is administered by the CPO Trustee under the direction of a technical committee which consists of five members and their respective alternates. Each of the following appoints one member: (i) the Foreign Investment Commission *(Comisión Nacional de Inversiones Extranjeras)* (ii) the Mexican Stock Exchange, (iii) the Mexican Association of Securities Brokerage Firms (*Asociacion Mexicana de Casas de Bolsa, S.A. de C.V.*); (iv) the CPO holders (through their common representative "*representante comun*") and (v) *Nacional Financiera, S.N.C.*, as the initial grantor of the CPO Trust.

Under the terms of the CPO Trust, one CPO may be issued for each Grupo TMM Series A Share contributed to the CPO Trust. CPOs afford to their holders only the economic rights attaching to Series A Shares. Consequently, holders of CPOs are not entitled to exercise any voting rights with respect to the Series A Shares held in the CPO Trust. As required by Mexican laws, such voting rights are exercisable only by the CPO Trustee, which is required by the terms of the CPO Trust to vote such Series A Shares in the same manner as voted by holders of a majority of the outstanding Series A Shares not held in the CPO Trust at the relevant meeting. Mexican and non-Mexican investors may hold CPOs without any restriction.

Series L Shares

Grupo TMM's Series L Shares are limited voting shares of capital stock, without par value, and are entitled to cast one vote per share on the following matters. Series L Shareholders have the right to: (i) elect 2 of the 14 directors of Grupo TMM and their respective alternates and (ii) vote, together with the holders of the Series A Shares as one class, exclusively on the following matters: (A) transformation of Grupo TMM from one type of entity to another, (B) any merger in which Grupo TMM is not the surviving entity or any merger in which Grupo TMM is the surviving entity but the corporate purposes of the merged entity are not related or connected to the corporate purposes of Grupo TMM, and (C) the cancellation of the listing of the shares issued by Grupo TMM on the Mexican Stock Exchange or on any foreign stock exchange.

Series L Shareholders also have the right to withdraw, in whole or in part, their contribution to the variable part of the corporate stock. Upon such withdrawal, Shareholders can redeem their Series L Shares at a price equal to the lesser of: (i) 95% of the average price of the Series L Shares as quoted by the Mexican Stock Exchange during the 30-day period prior to the effective date of such withdrawal and (ii) the year-end book value per Series L Share as calculated from the Company's year-end financial statements for the fiscal year in which the withdrawal is to become effective. Book value for this purpose is calculated by dividing total Shareholders' equity by the total number of outstanding shares (including A Shares and L Shares) and is generally far lower than the market price of the shares. For example, on December 31, 2001, the book value of the Series L Shares was $3.11, whereas 95% of the average price of the Series L Shares as quoted by the Mexican Stock Exchange during the 30-day period prior to December 31, 2001 was approximately $8.55 (based on a Mexican Peso-Dollar exchange rate of $9.15 on December 31, 2001). Shareholders have little incentive to exercise their withdrawal rights because of this price difference.

The Company has advised us that, as of May 30, 2002, the authorized capital stock of the Company consisted of the following: (i) 52,922,353 Series A Shares, without par value, of which 42,722,353 shares are issued and outstanding, 34,912,255 of which were held by the CPO Trustee (corresponding to the same number of CPOs) and 34,901,126 of which were represented by Series A ADSs and (ii) 14,240,784 Series L Shares, without par value, all of which are issued and outstanding, 14,105,990 of which were represented by Series L ADSs. Grupo TMM is controlled by members of the Serrano Segovia family who control an aggregate of 26,017,418 Series A Shares, held in the form of ADSs and Shares, and representing 60.9% of the outstanding Series A Shares.

Proposed Reclassification and Exchange

In order to establish a new capital structure with only one class of shares, Grupo TMM will ask its Shareholders to approve the reclassification of its Series L Shares into Series A Shares. In order to effect the Reclassification, the Shareholders will be asked to vote on a resolution which calls for the change of the Company from a variable capital company to a fixed capital company which will entail the elimination of the Series L Shares. The approval by the Series L Shareholders, voting as a class, is required because the Series L Shares will cease to be listed as they will no longer exist as a result of the Reclassification. If the Series L Shareholders approve the Reclassification as a class, the Reclassification will be voted upon by the Series A Shareholders at an extraordinary Shareholders meeting. Once the Shareholders approve the Reclassification, the Series L Shares will cease to have any rights other than the right to be exchanged for Series A Shares.

Upon approval of the Reclassification by the Shareholders, the by-laws of the Company will be amended to restructure the capital stock of the Company and additional Series A Shares will be authorized upon the effectiveness of the amendment. Thereafter the Company will request the CPO Trustee to issue additional CPOs in order to provide non-Mexican Series L Shareholders with Series A CPOs and will inform the CNBV of the approval of the Reclassification by its Shareholders. The issuance of additional CPOs will be authorized by the technical committee of the CPO Trust and the number of Series A Shares currently registered with the National Securities Registry (*Registro Nacional de Valores)* will be increased and the registration of the Series L Shares will be cancelled. The approval of the Foreign Investment Commission (*Comisión Nacional de Inversiones Extranjeras*) is required for the issuance of the additional CPOs. This approval has been obtained and no additional approvals are required under Mexican law.

The amendment to the by-laws will be effective upon registration thereof at the public registry of commerce of the Company. On such date, the Company will deposit the newly authorized Series A Shares at Indeval (*S.D. Indeval, S.A. de C.V.*), the central book entry settlement system for exchange listed securities in Mexico, in exchange for the Series L Shares deposited thereat. Indeval will give effect to the exchange through its automated system. Persons holding their Series L Shares directly will be required to exchange the certificates evidencing their Series L Shares at the offices of the

Company for certificates representing Series A Shares or for CPOs. On the effective date, the Series L Shares will cease to represent an interest in the capital stock of the Company, and holders of Series L Shares will only have the right to exchange their Series L Shares for Series A Shares of the Company in the case of Mexican Series L Shareholders, or CPOs in the case of non-Mexican Shareholders.

To effect the Exchange of the Series L ADS, the Company will, after satisfaction of all applicable approvals, appoint an exchange agent in the United States who will exchange the American Depositary Receipts, representing Series L ADSs for ADRs represented by Series A ADSs ("Series L ADRs"). The Company or the exchange agent will mail a letter of transmittal to each registered holder of the Company's Series L ADRs, which the holder will have to complete and deliver to the exchange agent with all of the holder's Series L ADRs. The Company will deposit with the exchange agent Series A ADSs in amounts sufficient to deliver Series A ADSs to holders who validly surrender their ADRs representing their Series L ADSs. After a registered holder of Series L ADSs delivers its Series L ADRs to the exchange agent, it shall be entitled to receive a corresponding number of Series A ADSs. The issuance of Series A ADSs by the depositary and the issuance of the CPOs by the CPO Trustee have been registered with the Commission pursuant to a Registration Statement on Form F-6 (Registration No. 333-14196).

Other than Grupo TMM, no person has or will conduct any solicitation in connection with the Reclassification and Exchange or the Shareholders' meeting. No person will receive a commission or other compensation for any solicitation.

Discussion

In our opinion, the Reclassification and Exchange is exempt from registration under Section 3(a)(9) of the Securities Act. Section 3(a)(9) provides an exemption for registration for:

> "any security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange."

The elements of an exempt exchange under Section 3(a)(9) may be summarized as follows: (i) no commission or other remuneration is paid or given directly or indirectly for soliciting the exchange; (ii) the exchange is of securities only; (iii) the exchange is with existing security holders only; and (iv) there is an identity of the issuer of the securities surrendered with the issuer of the securities received by exchanging security holders.

Grupo TMM's proposed Reclassification and Exchange, as described above, satisfies elements (i) through (iii). The question of whether the proposed Reclassification and Exchange satisfies the requirements of the Section 3(a)(9) exemption turns on the fourth element – the identity of the issuer. The exchange of the Series L Shares for Series A Shares is not problematic since the Company is the issuer of both the Series L and Series A Shares. However, non-Mexican holders of Series L Shares will receive CPOs representing Series A Shares in the Exchange, raising the question of whether the fact that the CPOs are issued by the CPO Trust makes the Section 3(a)(9) exemption unavailable.

It is our opinion that the interposition of the CPO Trust between the issuer of deposited securities and the holders of the related CPOs should not make the exemption under Section 3(a)(9) unavailable to the Company. The CPO Trust was established to serve Mexican public policy objectives to allow foreign investment in Mexican shares which non-Mexicans cannot hold directly due to prohibitions in Mexican foreign investment law on the direct exercise of voting rights by non-Mexican investors in the shares of certain Mexican companies. The CPO Trust is a special purpose entity established for the sole purpose of allowing non-Mexican investors to obtain the economic rights in Series A Shares. The CPO Trust does not engage in any activities unrelated to this purpose and has no independent financial or economic activity. In substance though not in form, the holders of the Series A CPOs are securityholders of Grupo TMM and not the CPO Trust.

The Staff has recognized that a lack of complete identity of the issuer in certain contexts should not preclude the use of the Section 3(a)(9) exemption where the securities involve substantially similar investments. For example, in *Echo Bay Mines Ltd.* (available May 18, 1998), the Staff took a "no-action" position with respect to an exchange of guaranteed debt securities of a subsidiary in exchange for the securities of the parent company guarantor. *See also Homestake Mining Co.* (available August 28, 1998). The Staff also has not objected to the use of Section 3(a)(9) in cases in which securities issued by a pre-merger entity were exchanged with securities issued by a post-merger entity which had, in connection with the merger, become a joint and several obligor with respect to the old securities. *See B.P Amoco p.l.c.* (available March 27, 2001). In these cases, the Staff viewed the guarantor or the post-merger entity as the issuer as a matter of economic reality and indicated that it would not recommend enforcement action to the Commission if the exchange were effected without registration under the Securities Act.

In our opinion, the CPO Trust, as a special purpose entity with the sole purpose of allowing non-Mexican investors to obtain the economic rights of Series A Shares and a vehicle to hold Series A Shares, should not be treated differently from the financing subsidiary at issue in no-action letters such as *Echo Bay Mines Ltd.* In that situation, the parent company had set up a wholly-owned subsidiary only to issue securities, and the subsidiary had no other assets or liabilities other than those associated with the issuance of securities. The subsidiary was purely a financing vehicle with no independent economic or financial existence. In the same way that the subsidiary at issue in *Echo Bay Mines Ltd.* was a conduit for the issuance of the parent company's securities, the CPO Trust is the method established by the Mexican government for the issuance of the economic rights in Series A Shares through the issuance of CPOs. Purchasers of the CPOs clearly consider only Grupo TMM's financial position and prospects when making their investment decision, and not that of the CPO Trust which engages in no economic activity, just as the investors in *Echo Bay Mines, Ltd.* considered the financial position and prospects of the parent company when making their investment decision and not those of the shell subsidiary. We believe that the fact that Grupo TMM must issue its securities through the intermediary of the CPO Trust, due to restrictions in Mexican foreign investment law, should not preclude it from being able to rely on the exemption provided by Section 3(a)(9) of the Securities Act.

Moreover, we believe that the only transaction for purposes of Section 3(a)(9) is the Reclassification, in which it is clear that the Company is the issuer of both the issued and the surrendered securities. The manner in which the physical exchange of old Series A Shares (or old Series L ADSs) occurs is merely incidental. Although the Exchange includes the surrender of Series L

Shares for CPOs (or Series L ADSs for CPO ADSs), the interposition of the CPO Trustee is solely a consequence of the Mexican law prohibition on the direct ownership of Series A Shares by non-Mexicans. In *Pepsi-Gemex, S.A. de C.V.* (available June 1, 2001) and *Corporación Industrial Sanluis, S.A. de C.V.* (available March 3, 1995), the Staff granted no-action relief in response to requests based on the position that CPO trust securities similar to the Grupo TMM CPOs were issued by the entity issuing the underlying securities, rather than the CPO trustee. We believe the reasons articulated in these letters would support the conclusion that Grupo TMM is the issuer of the CPO ADSs.

In substance, the CPO Trust arrangement is a feature of a security issued by Grupo TMM and Grupo TMM should be viewed as the issuer of the CPOs. The CPO Trustee is comparable to a nominee and does not have any material powers or duties. With the exception of voting rights, the holder of a CPO has the same rights as if it held the underlying Grupo TMM Series A Share. In particular, the CPO holder has the right to receive all dividends and distributions and to direct the disposition of the underlying Series A Share.

Conclusion

For the reasons set forth above, we respectfully request the Staff to confirm that it would not recommend enforcement action, if Grupo TMM proceeds with the Reclassification and Exchange transaction described above without registration under the Securities Act in reliance on the exemption provided by Section 3(a)(9) of the Securities Act.

We would appreciate your response to this request at the Staff's earliest convenience. If, for any reason, it does not appear the Staff will be able to concur with Grupo TMM's position as stated in this letter, we would greatly appreciate the opportunity to discuss this matter with the Staff prior to the issuance of a formal response. If you have questions or need additional information, please contact the undersigned at (212) 696-6918 or Kathryn Alisbah at (212) 696-6913.

Very truly yours,

Jeffrey N. Ostrager

Jeffrey N. Ostrager